(212) 318-6960
alexandramarghella@paulhastings.com

August 25, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The Tocqueville Trust (the “Trust”)
File Numbers: 033-08746; 811-04840

Ladies and Gentlemen:

Transmitted herewith for filing is a registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”). This Registration Statement is being filed in connection with, among other things, the proposed reorganization of the Tocqueville Opportunity Fund and the Tocqueville Phoenix Fund into the Tocqueville Fund.

Please call the undersigned at (212) 318-6960 with any questions or comments you may have regarding the filing. Thank you.

Very truly yours,

/s/ Alexandra Marghella

Alexandra Marghella
for PAUL HASTINGS